Results of the Extraordinary General Meeting of Shareholders of Kookmin Bank

On July 29, 2010, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.

• Agenda: Appointment of director and chief executive officer of Kookmin Bank

Details of nominee for director and chief executive officer of Kookmin Bank

Name
(Date of Birth)	Current Position*	Career	Education	Nationality	Term of Office
Byong Deok Min (New appointment) (05/08/1954)	Senior Executive Vice President of Consumer Banking Group, Kookmin Bank	• Senior Executive Vice President of Sales Group, Kookmin Bank	• B.A. in Business Administration, Dongguk University	Republic of Korea	From July 29, 2010 to July 12, 2013
		• Head, Nambu Retail Regional Head Office, Kookmin Bank	• Bomun High School
• Head, Gyeongseo Retail Regional Head Office, Kookmin Bank
• General Manager, Yeongdong Branch, Kookmin Bank
• General Manager, Chungmooroyeok Branch, Kookmin Bank

* Immediately prior to appointment as director and chief executive officer of Kookmin Bank.